Exhibit 99.1

Press Release

AC Immune Reports Changes to Senior Management

Howard Donovan appointed Chief HR Officer, joins executive committee

Joerg Hornstein, CFO, will leave to pursue new role

Chris Roberts promoted to Vice President, Finance and appointed Interim CFO

Julian Snow promoted to Vice President, U.S. Finance & Corporate Development

Lausanne, Switzerland, April 8, 2022 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced senior management changes. Howard Donovan will join the Company as Chief HR Officer and be appointed to the Executive Committee. Joerg Hornstein, Chief Financial Officer, will leave in the second half to pursue a new opportunity. Christopher Roberts, Associate Vice President, Finance, was promoted to Vice President, Finance and appointed interim CFO. Julian Snow, Associate Vice President, Financial Reporting, was promoted to Vice President, U.S. Finance & Corporate Development.

Prof. Andrea Pfeifer, Ph.D., CEO of AC Immune SA, commented: “It is with great pleasure that we welcome Howard Donovan to our Executive Committee and appoint him as Chief HR Officer. His long and successful experience as a leader and senior human resources executive, most recently with the World Economic Forum, will help us to retain and attract the talented staff, who are the true drivers of AC Immune’s value for patients and investors.”

Dr Pfeifer continued: “I also want to warmly thank Joerg for his impactful contributions over the past five years, culminating in the successful acquisition of ACI-7104, a Phase 2-ready Parkinson’s Disease vaccine candidate, from Affiris AG last year. The fact that we can continue seamlessly as he pursues the next stage of his career is a testament to the robust design and rigorous leadership of our finance team. Chris and Julian have proven themselves, each having played an instrumental role in developing and executing our financial strategy and reporting and planning functions, and we are pleased to confidently promote them to assume their new roles and responsibilities. These changes allow us to further develop and optimize our internal HR and finance functions as we continue to build a stronger, more robust AC Immune team.”

Howard Donovan is an internationally experienced, commercially focused leader who has competencies in all aspects of employee services, well-being, benefit design, international mobility, talent management, operations and HR business partnering. He has been at the World Economic Forum since 2015, where he led People Services and was responsible for global reward, employee experience, people insights, strategic sourcing, new office launches, and business partnering with the Board of Directors across its locations in Switzerland, United States, China, Japan and India. Howard previously worked as the inhouse Global Head of Reward for Puma Energy and prior to that he held senior HR leadership roles with a strong reward focus with multinational companies, including SGS Group and Xerox Corporation.

Chris Roberts, as a member of AC Immune’s finance leadership team, directs the financial operations of the Company, including reporting, treasury, tax, and budgeting. He also leads key finance transformation initiatives including R&D budgeting and automation. He worked as a Senior Manager for Ernst and Young and supported the AC Immune IPO. Over more than ten years at EY he served companies in the UK, San Francisco Bay Area, and Switzerland. During that time, he developed strong competence in SEC reporting, initial and follow-on public offerings (with over $700 million across seven transactions, both foreign and domestic), and he supported companies developing SOX 404 readiness, implementation, and harmonization projects. Chris is a UK Chartered Accountant and holds a Bachelor of Science in Accounting, Auditing and Finance from Lancaster University.

Julian Snow, as a member of AC Immune’s finance leadership team, leads SEC reporting, including Form 20-F, Form 6-K and other public filings. He leads internal control design in preparation for SOX 404(b) compliance and is the main communication liaison with external auditors and regulators regarding all SEC, PCAOB, IFRS and other audit related matters. As he completed his executive MBA at HEC Lausanne, he made strong contributions on valuations in support of AC Immune licensing and M&A projects. Previously, he worked for seven years as a manager at BDO and holds a Bachelor of Business Administration in Accounting from Emory University’s Goizueta Business School.

Press Release

About AC Immune SA

AC Immune SA is clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, six of which are currently in clinical trials. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and Janssen Pharmaceuticals, Inc., resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU and SG. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, NO and RU.

For further information, please contact:

Media Relations Saoyuth Nidh AC Immune Phone: +41 21 345 91 34 Email: saoyuth.nidh@acimmune.com	Investor Relations Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com
U.S. Media Shani Lewis LaVoieHealthScience Phone: +1 609 516 5761 Email: slewis@lavoiehealthscience.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.